FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             For the month of April


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media
Information
6 April 2005


              BG Group completes the disposal of North Caspian PSA

BG Group has today announced that it has now completed the sale of its 16.67 per cent interest in the North Caspian Production Sharing Agreement (NCPSA) and has today received an aggregate pre-tax cash consideration of approximately $US 1.8 billion.


Notes to Editors:

The NCPSA licence area, all of which is offshore in the Republic of Kazakhstan's sector of the Caspian Sea, includes the Kashagan oil field and the recent oil discoveries on the Kalamkas, Kairan, Aktote and Kashagan South West parts of the licence area.

BG Group is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration & Production, Liquefied Natural Gas, Transmission & Distribution and Power Generation.


Enquiries:

Media +44 (0) 118 929 3717
Out of hours media mobile: + 44 (0)7917 185707
Investors +44 (0) 118 929 3025
Website: www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 6 April 2005                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary